Form 10-SB/A
                                Amendment Nos. 2
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

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                            ARC COMMUNICATIONS, INC.
                 (Name of small business issuer in its charter)


               New Jersey                                  22-3201557
     (State of other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)


     Arc Communications, Inc.
     788 Shrewsbury Avenue
     Tinton Falls, New Jersey                                07724
 (Address of principal executive offices)                  (Zip Code)


     Issuer's telephone number  (732) 219-1766


Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered              Name of each exchange on which
                                                 each class is to be  registered
None

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Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                                (title of class)

                     CLASS A PREFERRED STOCK, $.20 PAR VALUE
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

                            Arc Communications, Inc.
                              CROSS REFERENCE SHEET


    Item Number and Caption in Form 10-SB ..................  Caption in Form 10-SB

1.  Item 101. Description of Business ......................  Description of Business

2.  Item 303. Management's Discussion and Analysis            Management's Discussion
    or Plan of Operation....................................  and Analysis

3.  Item 102. Description of Property.......................  Description of Properties

4.  Item 403. Security Ownership of Certain                   Security Ownership of Certain
    Beneficial Owners and Management......................... Beneficial Owners and Management

5.  Item 401. Directors, Executives Officers,                 Directors, Executives Officers,
    Promoters and Control Persons...........................  Promoters and Control Persons

6.  Item 402. Executive Compensation........................  Executive Compensation

7.  Item 404. Certain Relationships and Related               Certain Relationships and Related
    Transactions............................................  Transactions

8.  Item 202. Description of Securities.....................  Description of Securities

9.  Item 201. Market for Common Equity and                    Market Price of and Dividends on
    Related Stockholder Matters.............................  the Registrant's Common Equity
                                                              and Other Shareholder Matters

10. Item 103. Legal Proceedings ............................  Legal Proceedings

11. Item 304. Changes in and Disagreements with
    with Accountants on Accounting and Financial              Changes in and Disagreements
    Disclosure .............................................  Accountants

12. Item 701. Recent Sales of Unregistered                    Recent Sales of Unregistered
    Securities .............................................  Securities

13. Item 702. Indemnification of Directors and                Indemnification of Directors and
    Officers ...............................................  Officers

14. Item 310. Financial Statements .........................  Financial Statements

15. Item 601. Exhibits .....................................  Exhibits

                                TABLE OF CONTENTS

PART I......................................................................   1

     ITEM 1. DESCRIPTION OF BUSINESS........................................   1
             BACKGROUND.....................................................   1
             GENERAL........................................................   2
                  Services..................................................   4
             THE COMPANY'S STRENGTHS........................................   4
                  Focus on Clients' Business Objectives.....................   4
                  Technological Expertise...................................   4
                  Creative Expertise........................................   4
             ARC'S STRATEGY.................................................   5
                  Capitalize on Accomplishments and
                    Market Opportunities....................................   5
                  Deploy Leading Technologies...............................   5
             MARKETING......................................................   5
             GOVERNMENT REGULATION..........................................   5
             COMPETITION....................................................   6
             EMPLOYEES......................................................   6
             ARC INTERNET PUBLISHING, INC...................................   6
             PERSONAL EMERGENCY MEDICAL INFORMATION
             SERVICES INC...................................................   7
     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS...........................   7
             ARC YEAR 2000 COMPLIANCE.......................................  10
     ITEM 3. DESCRIPTION OF PROPERTIES......................................  11
             THE NEW JERSEY OFFICE..........................................  11
             THE FLORIDA OFFICE.............................................  11
     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
             OWNERS AND MANAGEMENT..........................................  12
             SHAREHOLDERS AGREEMENT.........................................  13
     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS................................................  13
     ITEM 6. EXECUTIVE COMPENSATION.........................................  15
             SUMMARY COMPENSATION TABLE.....................................  15
             OPTIONS OF MANAGEMENT..........................................  16
     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
             TRANSACTIONS...................................................  16
     ITEM 8. DESCRIPTION OF SECURITIES......................................  16
             COMMON STOCK...................................................  16
                  Dividends.................................................  16
                  Voting Rights.............................................  17
                  Preemptive Rights.........................................  17
             PREFERRED STOCK................................................  17
             OPTIONS........................................................  18

             TRANSFER AGENT.................................................  18

PART II.....................................................................  19
     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
             REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
             MATTERS........................................................  19
             MARKET.........................................................  19
             OUTSTANDING SHARES AND SHAREHOLDERS OF
             RECORD.........................................................  19
             DIVIDENDS......................................................  20
     ITEM 2. LEGAL PROCEEDINGS..............................................  20
     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
             ACCOUNTANTS....................................................  20
     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES........................  20
     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS......................  21

PART F/S....................................................................  22
     ITEM 1. FINANCIAL STATEMENTS...........................................  22

PART III....................................................................  23
     ITEM 1. INDEX TO EXHIBITS..............................................  23
             INDEX OF FINANCIAL STATEMENTS..................................  24
             SIGNATURES.....................................................  25

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

a.   BACKGROUND

     Arc Communications, Inc. is a New Jersey corporation which was incorporated on October 21, 1992 (hereinafter, "Arc", the "Company", "we", "us" and "our" will each refer to Arc Communications, Inc.). The Company was originally incorporated under the name Arc Slide Technologies Ltd. ("ASTL"). The Company was initially authorized to issue an aggregate of 10,000 shares of common stock with no par value.

     On August 14, 1996, the Company, formerly Alliance Telecommunications Holding Corp., a Florida corporation, acquired ASTL in a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986. The Company issued 10,400,000 shares of common stock to the shareholders of ASTL. Although the acquisition was accounted for as a pooling of interest, the Company subsequently determined that such accounting treatment was incorrect and the transaction should have been treated as a reverse merger. However, as Alliance Telecommunications Holding Corp. had no assets at the time of the acquisition, the Company believes that any restatement of its financial statements is unnecessary.

     Thereafter, ASTL became a wholly owned subsidiary of Arc Communications, Inc. On November 21, 1997, Arc Communications, Inc., a Florida corporation (the "Parent"), was merged with and into its wholly owned New Jersey subsidiary, ASTL, in a tax free reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986. In exchange for each share of common stock of the Parent, the shareholders of the Parent received one share of common stock of ASTL. At that time, ASTL changed its name to ARC Communications Inc., the current name of the Company. Although the merger was accounted for as a pooling of interest, the Company subsequently determined that such accounting treatment was incorrect and the transaction should have been treated as a reorganization of entities under common control. However, the Company does not anticipate restating its financial statements as the more accurate accounting treatment would not have any material effect on the Company's financial statements.

     On July 23, 1996, Arc-Mesa Educators Ltd.("Arc-Mesa"), a New Jersey corporation, was formed for the purpose of engaging in the business of offering continuing education products and services. Arc-Mesa was owned 45% by Arc Internet Publishing Corp., a wholly owned subsidiary of ASTL, 45% by Mesa Marketing, Inc., a Florida corporation, and 10% by Andrew Astrove, M.D. Said parties entered into a Shareholders Agreement dated August 1, 1996 governing the ownership and operation of Arc-Mesa. Mesa Marketing, Inc. ("Mesa-Marketing") drafted and published books to be used by a variety of professionals and others for the purpose of satisfying continuing educational licensing requirements. Prior to its engagement with Arc-Mesa, Mesa-Marketing was deriving minimal revenue, if any, from internet related products. The Company believed that this acquisition would enable us to better service the continuing educational needs of

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the medical profession.

     On October 17, 1997, Arc Internet Publishing Corp. acquired all the assets of Mesa Marketing, Inc. ("Mesa"), a Florida corporation, by statutory merger. The Company issued 100,000 shares of common stock, with a par value of $.001 per share, to the shareholders of Mesa in exchange for all the assets of Mesa. Pursuant to the purchase agreement, 50,000 shares remain held in escrow payable to Mesa shareholders based on the achievement of certain financial goals. The shares remain in escrow as financial goals have not been met as of this date. On April 6, 1998, Arc Internet Publishing Corp. acquired all the assets of Arc-Mesa, by statutory merger. As a result, Arc Internet Publishing Corp. acquired the remaining 10% interest in Arc-Mesa from Andrew Astrove, M.D. In exchange, Dr. Astrove received 15,000 shares of common stock of the Company.

     On December 19, 1997, the Company acquired all the assets of Navesink River Group, Inc. ("Navesink"), a New Jersey corporation, in a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986. The Company issued 100,000 shares of common stock, with a par value of $.001 per share, to the shareholders of Navesink in exchange for all of the issued and outstanding shares of common stock, with a no par value share, of Navesink. The acquisition of the Navesink River Group added marketing and public relations capability to Arc's services. Prior to the acquisition Arc was not a full-service marketing organization as it was primarily a boutique design firm. As a result of the acquisition the Company is positioned to attract a higher caliber of client by offering a full-service capability. Navesink also contributed a client base that comprises a significant percentage of Arc's revenue. Further, the principals of Navesink also brought experience in senior management.

     As of May 17, 1999, the Company was authorized to issue 45,000,000 shares of common stock, with a par value of $0.001 per share, and 5,000,000 shares of preferred stock, with a par value of $0.20 per share. As of May 17, 1999, 13,750,622 shares of the Company's authorized shares of common stock were issued and outstanding and 720,000 shares of preferred stock were issued and outstanding.

     The Company has not been subject to bankruptcy, receivership or any similar proceedings.

     The Company maintains two offices: 788 Shrewsbury Avenue, Tinton Falls, New Jersey 07724; and 1648 Metropolitan Circle, Tallahassee, Florida 32308.

b.   GENERAL

     The Company is a full-service marketing consultancy and graphic design firm specializing in the development and production of corporate marketing and communications media. The Company's clients include fortune 500 companies with concentrations in the pharmaceutical industry and information technology industries. Services include marketing, consulting, general web site development on the World Wide Web (the "Web"), electronic commerce, interactive multi-media, graphics design and imaging. Additionally, since 1995, the Company has developed and produced websites for major college football bowl games. In the year 2000, the Company expects to produce the website for the Nokia Sugar Bowl, which will host college football's national championship. For

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further information regarding this site refer to http://www.nokiasugarbowl.com.

     The Company's graphic design and interactive multi-media products use advanced technologies to create media for corporate communications. The Company continues to expand its business through existing products such as a 3-D animation design and multimedia presentations.

     Interactive Sales Training Programs are a growing area of Arc's business. The company has formed strategic alliances with large advertising agencies that have major pharmaceutical companies as their clients. Arc provides a capability that these agencies don't possess. They utilize our expertise in interactive multimedia development to provide these programs for their clients. It's more cost effective for these agencies to align themselves with Arc then to invest in the technology themselves. The training programs should have a positive impact on both revenue and results due to the fact the margins on these products are substantially higher than those on the Company's core business.

     The Company's subsidiary, Arc Internet Publishing Corp (d/b/a Arc Mesa Educators) is in the business of providing continuing education to a variety of professions with a primary focus in the medical profession. As a producer of advanced multimedia technologies with a commitment to educational excellence, Arc Mesa Educators is dedicated to providing leadership in the field of continuing education. For our clients, we provide a level of quality education combined with a flexible learning environment that can't be attained in a more traditional continuing education program. Contemporary professionals needing continuing education credits are drawn to our programs for their ease-of-use, convenience and price, as well as the educational content and current topics of interest that can enhance a professional practice.

     Although, initially the Company's acquisition of Mesa-Marketing did not result in enhanced revenues, the Company believes that approximately 25% of the revenues derived in fiscal year 1999, will be a result of such acquisition.

     The Accredation Council for Continuing Medical Education ("ACCME") accredits Arc-Mesa's continuing education courses for continuing medical education (ACCME approved provider No. 0006174). Arc Mesa Educators is an ADA CERP recognized provider for Dental Continuing Education (# 07996090), and Academy of General Dentistry Accepted National Sponsor (#90564) for FAGD/MAGD Credit, and a Florida Board of Dentistry Provider (#BP-00246). The Academy of Professional Funeral Service Practitioners (APFSP) endorse Arc-Mesa. Arc-Mesa is an approved sponsor of contiuing education in Podiatric medicine by the Council of Podiatric Medical Education. Arc Mesa Educators is an approved provider of continuing education for nursing professional through the American Nurses Credentialing Center (ANCC No. AL #5-65.0).

     The Company has the ability to design and create specific websites for a client and may operate such a site if so desired. The Company also designs and develops interactive kiosks and advertising and promotional materials, including packaging for retail products. The Company's Web expertise has positioned it to effectively transition into a full service integrated, interactive marketing and communication company. The Company's services are used by its clients to create a new medium for advertisement, promotion and technical support of such customer's products and services. Web sites can provide commercial organizations benefits in addition to those available through

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

conventional media, including the ability to enhance a corporate brand, engage and entertain consumers, provide in-depth information, reduce selling and operating costs, generate leads and build retail traffic, expand distribution channels (otherwise known as e-commerce), promote major sporting and entertainment events and monitor popularity of content, conduct research, and build databases for on-going marketing efforts.

Services

     The Company partners with clients to focus on how new and emerging technologies can enable them to build one-on-one customer relationships. Tapping into strategic expertise, media know-how, creative talent and technical excellence, the Company guides clients to achieving a favorable return on investment from Web-based marketing.

     The scope of our services has ranged from consulting services to complete marketing-driven design and construction of multi-level Web sites. The Company also offers numerous integrated services in addition to those discussed above, particularly offline media planning and buying related to identification, negotiation for and purchase of banners, sponsorship and proprietary partnerships on Web sites.

c.   THE COMPANY'S STRENGTHS

Focus on Clients' Business Objectives

     The Company has made understanding its clients' business challenges the primary focus that guides its customer services. The Company often works with its clients' management to determine how best to integrate Web sites with the clients' business goals.

Technological Expertise

     The Company believes the creative application of leading technologies is also crucial to the success of its business. The Company's technical programming personnel are skilled in various computer operating systems, tools and languages, including, C/C++, Java, HTML, CGI, PERL, Visual Basic, Shockwave Flash, among others. These programmers are responsible for providing complex computer programming for special features on CD-ROM products and Web sites as well as periodically assessing new technologies in order to identify and deploy, directly and through independent contractors, those that are most promising for enhancing the Company's business and that of its clients.

Creative Expertise

     The Company believes that, in addition to the creative elements required in traditional graphic design, superior interactive development requires that the end product is easy-to-use, contains intuitive interfaces and seamless integrated technologies and has an engaging look and feel. Management believes that the Company's creative staff possesses a broad spectrum of expertise

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to meet clients'  creative needs. In order to maintain high levels of creativity and quality, the Company intends to recruit the best talent available. However, competition for creative personnel is especially intense and there can be no assurance that the Company will attract or retain adequate creative talent to accomplish these goals.

d.   ARC'S STRATEGY

Capitalize on Accomplishments and Market Opportunities

     The Company believes that the proliferation of the Internet will continue to provide substantial opportunities to the Company and that its successfully completed projects will continue to enhance its marketing efforts. The Company's management does not, however, believe that the Company's primary business will always be limited to the Internet. The Company has the ability to produce digital content which may be carried over a variety of emerging technologies such as digital satellite and interactive television. Although there is no assurance that any of these technologies will achieve acceptance in the marketplace, the Company believes its services could be utilized over these channels as well.

Deploy Leading Technologies

     One of the Company's objectives is to apply both proven and emerging technologies as they become available in order to maximize the effectiveness of its Web site services. The Company has formed informal non-exclusive relationships with key technology providers in an effort to gain access to, and influence the features of, the Company's utilization of their technologies.

e.   MARKETING

     The Company markets its services directly and seeks to form strategic marketing relationships with third parties. Presently, the Company had 5 employees dedicated to business development. Additionally, 3 of the Company's executive officers spend a portion of their time marketing the Company's services. The Company also seeks to attract new clients through other methods, including referrals from existing clients. The Company seeks to cross-sell its various services to its clients and prospective clients through sales presentations that encourage clients to utilize all of the Company's services.

f.   GOVERNMENT REGULATION

     The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to Web site service companies and marketing and communications firms. However, due to the increasing media attention focused on the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's cost of doing business

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

or cause the Company to modify its operations, or otherwise have an adverse effect on the Company's business, operating results or financial condition. Moreover, the applicability to the Internet of existing laws such as property ownership, libel and personal privacy is uncertain. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business. In addition, Web site developers such as the Company face potential liability for the actions of clients and others using their services, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. Although the Company maintains $2,000,000 of general liability insurance, and a $2,000,000 umbrella policy, any imposition of liability in excess of such policies limits or if not covered by such policies could have a material adverse effect on the Company.

g.   COMPETITION

     The markets for the Company's services are highly competitive and are characterized by pressures to incorporate new technologies, accelerate completion schedules and reduce prices. The Company expects competition for its services to intensify in the future, partly because there are no substantial barriers to entry into the Company's business. The Company faces competition from a number of sources, including potential clients that perform interactive marketing and communications services and Web site development services in-house. These sources also include other Web site service boutique firms, communications, telephone and telecommunications companies, computer hardware and software companies, established online service companies, advertising agencies, Internet-services and access providers as well as specialized and integrated marketing communication companies, all of which are entering the Web site design and creation market in varying degrees and are competing with the Company. Many of the Company's competitors or potential competitors have significantly greater financial, sales, marketing and other resources than the Company. The Company's ability to retain relationships with its existing clients and generate new clients and relationships depends to a significant degree on the quality of its services and its reputation, as compared with the quality of services provided by and the reputations of, the Company's competitors. The Company also competes on the basis of creative reputation, price, reliability of services and responsiveness. There can be no assurance that the Company will be able to compete and its inability to do so would have a material adverse impact on the Company's business, financial condition and operating results.

h.   EMPLOYEES

     At March 31, 1999, the Company had 24 employees, of which all are full-time employees. Full-time employees include 8 in strategic planning, executive management, business development; 3 account managers; 5 creative and production personnel; and 3 programmers, in addition to administrative staff.

i.   ARC INTERNET PUBLISHING CORP

     The Company's  wholly owned  subsidiary,  Arc Internet  Publishing,  Corp.,
develops  and  operates  internet   businesses  and   electronically   publishes
interactive educational and reference

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material for the medical and dental professions. Arc Internet Publishing, d/b/a,
Arc Mesa Educators located at http://www.arcmesa.com (the "Mesa Web site"), which provides continuing professional education on the internet to the medical, dental and funeral director's professions. Arc Mesa has achieved CCME Category One accreditation. The Mesa Web site provides access to informative courses, administers state mandated testing and provides immediate results in a live interactive setting.

j.   PERSONAL EMERGENCY MEDICAL INFORMATION SERVICES INC.

     Personal Emergency Medical Information Services Inc. is a subsidiary of Arc Internet Publishing Corp. The Company maintains an Emergency Medical Information Services ("EMIS") website on the internet. EMIS provides 24-hour, worldwide immediate access of a subscriber's personal medical records via the internet at http://www.emis.org (the "EMIS Site"). Subscribers are issued an official EMIS subscriber membership card that contains a secret personal subscriber information number. Upon receipt of the card, subscribers must acknowledge receipt in order to activate their records by calling the Company's customer services department. Subscriber membership cards provide a unique identification number that must be entered in order to retrieve a subscriber's record. Individual subscribers or any authorized healthcare provider may obtain individual records from anywhere in the world by entering or scanning the barcoded identification number shown on each membership card into a computer connected to the internet at the EMIS Site. The Company maintains a 24-hour help hotline to provide assistance to those who might not have internet access or to request an immediate fax. A patent application is presently pending for this product.

     The initial subscription fee for the EMIS service is $50.00. Payment of such fee allows a subscriber to store the subscriber information form, EKG or other medical records with a maximum page size of 8 1/2 x 14 inches. The annual renewal fee is $25.00, and allows subscribers to update up to three of the original records posted. Additional pages or updates may be purchased at a rate of $15.00 per page.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

a.   FORWARD-LOOKING STATEMENTS

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to

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reflect  actual  results or changes in  assumptions  or other factors that could affect those statements. In addition, when considering such forward-looking statements, you should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

     This Form 10-SB may also include statistical data regarding the Internet. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

b.   RESULTS OF OPERATIONS

Three Months ended March 31, 1999 and March 31, 1998

     Arc's net sales for the three  months  ended  March 31,  1999 and March 31,
1998 were $965,944 and $601,843 respectively, an increase of 60.4%. The significant volume for the first three months of 1999 was partially due to the continued growth of the Mesa Web site. Also, the Company signed significant deals for Interactive Sales Training Programs with major Pharmaceutical companies through such companies' advertising agencies. Interactive Sales
Training Programs are a lucrative area of Arc's business. Arc provides a capability that these agencies don't possess. They utilize our expertise in interactive multimedia development to provide these programs for their clients. It's more cost effective for these agencies to align themselves with Arc then to invest in the technology themselves. The training programs should have a positive impact on both revenue and results due to the fact there are very good margins on these programs.

     The increase in revenues were due to various developments. The addition of sales people in late 1998 began to have an impact with the addition of new clients in 1999. This resulted in an increase in revenues from products in 1999. Although revenues from services did not increase in 1999, profits increased because we were able to produce the additional work with a limited increase in overhead.

     Gross profits for the three months ended March 31, 1999 and 1998 were $898,539 and $470,587 respectively, an increase of 91%. The increase in gross profits is attributable to the sharp increase in net sales as discussed above.

     Selling, general and administrative expenses for the three months ended March 31, 1999 and March 31, 1998 were $614,067 and $641,821 respectively, a decrease of 4.2%. The decrease is attributed to cutbacks in overhead that were made during the second half of 1998. This decrease in overhead was maintained while dramatically increasing sales during the latter part of 1998 and the first quarter of 1999.

     The overhead cuts referred to were made in areas of management and the elimination of a satellite office. The cuts in management were principally salary related. These cuts were made to bring salaries in line with the revenues. The satellite office was eliminated because it was an unprofitable cost center. The Tinton Falls office easily absorbed the sales from this office.

     Depreciation and amortization expenses for the three months ended March 31, 1999 and March 31, 1998 were $35,934 and $49,554 respectively, a decrease of 27.5%. This decrease is attributable to write downs at December 31, 1998 in intangible assets.

     The write-down referenced above regarded obsolete internet sites. In order to keep up with technology new sights were erected. Product and process technology was technology that was no longer generating revenue.

     Net income for the three months ended March 31, 1999 was $241,580 compared to a loss of $195,102 for the comparable period in 1998, for an increase of 436%. Management believes that the increase in net income is due to the dramatic increase in sales coupled with the decrease in overhead.

Years Ended December 31, 1998 and December 31, 1997

     Arc's net sales for the years ended December 31, 1998 and 1997 were $2,867,591 and $2,396,988 respectively, an increase of 19.6%. Management believes that this increase resulted from increasing an expanding client base in its core business of Web site development and full-service marketing programs, in addition to the continuing growth of its Mesa Web site.

     Selling, general and administrative expenses for the years ended December 31, 1998 and December 31, 1997 were $2,575,692 and $1,474,225 respectively. The increase was due to increased overhead due to the mergers of two companies at the end of 1997. These mergers resulted in an increase in administrative expenses due to the increase in personnel.

     Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $386,090 and $156,973 respectively. The increase was due to write downs of intangible assets at December 31, 1998.

     Net loss for the year ended December 31, 1998 amounted to $929,657 after a net income of $2,335 for the year ended December 31, 1997. The primary factors in the decrease in net income were write-offs of investments in affiliates of $213,188 and write downs of intangible assets of $200,372.

     The change to amortization expense in 1998 was $10,891 and decreased to $2,452 in 1999. This is due to the write-offs of Internet sites in 1998. The Company's Management determined that the useful lives of the intangible assets had expired and that future cash flows were less than the carry value of the assets.

c.   LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 1999 and March 31, 1998

     Cash flow generated by operations were $(25,691) for the three months ended March 31, 1999 and $(431,690) for the three months ended March 31, 1998. Negative cash flow from operating activities for the first three months of 1998 is primarily attributable to a $129,801 increase in accounts receivable and a decrease of $148,989 in Accounts Payable. Cash flow from operating expenses was negative in 1999 primarily due to an increase in accounts receivable of $251,934.

     Cash used for investing activities during the three months ended March 31, 1999 and March 31,1998 was $13,040 and $14,323 respectively, which was primarily used to purchase computer equipment.

     Cash flow generated from financing activities was $40,000 for the three months ended March 31, 1999 and $163,000 for the three months ended March 31, 1998. Net cash provided by financing activities decreased due to a significant increase in sales which resulted in an increase in collections.

     Cash increased during the three months ended March 31, 1999 by $1,269 and decreased by $283,013 for the same period in 1998.

     The cash increase in March 31, 1999 was a result of borrowing $40,000 from the line of credit. This was off set by cash used in operating activities of $25,691 and net cash used in investing activities of $13,040. The net result being a net increase in cash flows of $1,269 for the period.

     The cash decrease in March 31, 1998 was a result of borrowing $163,000 from the line of credit. This was offset by a net cash decrease in operating activities of $431,690 and net cash used in investing activities of $14,323. The net result being a decrease in cash of $283,013.

Years Ended December 31, 1998 and December 31, 1997

     Cash flow generated by operations were $(573,125) for the year ended December 31, 1998 and $45,172 for the year ended December 31, 1997. Positive cash flow from operating activities for the year ended December 31, 1997 was achieved, primarily due to an increase accounts payable and an increase in accrued expenses and other current liabilities. The negative cash flow for the year ended December 31, 1998 was due to an increase in depreciation and amortization, losses from investment in affiliates, and a decrease in accounts payable.

     Cash flow from investing activities were positive for the years ended December 31, 1998 and 1997. Net cash used in investing activities for the years ended December 31, 1998 and 1997 were $442,470 and $648,819 respectively. The significant increase in net cash used in investing activities in 1997 was primarily due to the sale of common stock, which resulted in net proceeds of $522,071. Financing cash flows were provided by loans and issuance of stock for the year ending December 31, 1998. The company utilized $349,000 of its $475,000 line of credit through a banking institution. The company received net proceeds from the sale of preferred stock of $118,149.

ARC YEAR 2000 COMPLIANCE

     As a user of leading edge technology, Arc has taken steps to ensure that it is Year 2000 compliant. Further, the nature of Arc's business requires that its systems and programs be evaluated on an ongoing basis to ensure that they continue to be Year 2000 compliant. Presently, all of the hardware and software used by the Company have been protected. The Company believes that the servers it uses to interact on the internet are Year 2000 compliant. Further, the Companies which presently supply products or services to Arc have informed Arc that they have taken the appropriate steps to ready their hardware and software for Year 2000. However, the Company cannot guarantee any other company's Year 2000 readiness and in the event that any Company which Arc relies upon for services or products is not Year 2000 ready, the Company may suffer irreparable economic harm.

ITEM 3. DESCRIPTION OF PROPERTIES

THE NEW JERSEY OFFICE

     The Company's maintains an office at 788 Shrewsbury Avenue, Tinton Falls, New Jersey 07724 (the "New Jersey Office"). The New Jersey Office is comprised of 7,209 square feet and Arc Slide Technologies, Inc. as the Lessee is presently in the third year of a five year lease at a monthly rent of $9,011.25 (the "New Jersey Lease"). Pursuant to the terms of the New Jersey Lease, the Company has the option to renew such lease for an additional period of five years commencing at the end of the New Jersey Lease's initial term (December 31, 2001).

THE FLORIDA OFFICE

     The Company also maintains an office at 1648 Metropolitan Circle, Tallahassee, Florida 32308 (the "Florida Office"). The Florida Office is comprised of 2,000 square feet and Arc Internet Publishing Corp. as the Lessee is presently in the first year of a four year option term at a monthly rent of 2,247.00 (the "Florida Lease"). Pursuant to the terms of the Florida Lease, the Company has the option to renew such lease for an additional period of four years commencing at the end of the Florida Lease's option term (July 31, 2002).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of the Company's common stock beneficially owned by each officer and director of the Company and each shareholder who holds more than 5% of the outstanding common stock of the Company as of May 17, 1999. At such date there were 13,750,622 shares of common stock (the "Common Stock") and 720,000 shares of preferred stock, respectively, issued and outstanding. Unless specifically indicated otherwise, all such ownership interests are direct.

                   Name and Address of Beneficial
Title of Class     Owner                                       Amount           Percent of Class

Common Stock       Ethel Kaplan (1)(2)(12)                    4,549,270              33.08%
                   6 Edwards Point Road
                   Rumson, New Jersey 07760

                   Steven H. Meyer(3)(7)(9)                   2,312,020              16.81%
                   7 Emma Drive
                   Wayside, New Jersey 07712 2523

                   Kenneth P. Meyer(4)(8)(9)                  2,310,687              16.80%
                   7 Wemrock Drive
                   Wayside, New Jersey 07712 2563

                   Michael Rubel(5)(10)                         100,000              .0072%
                   6 Almark Terrace
                   Wayside, New Jersey 07712

                   John Lisovitch(6)(11)                         50,000              .0036%
                   75 White Pine Road
                   Columbus, New Jersey 08022

(1) Does not include 90,000 shares held by three trusts to which Ms. Kaplan as custodian under the uniform gift to minors act.

(2)  Ethel Kaplan is a Director and Secretary of the Company.

(3) Steven Meyer is a Director, the Chief Executive Officer and the President of the Company.

(4) Kenneth Meyer is a Director and the Vice President Creative Manager of the Company.

(5)  Michael Rubel is the Company's Chief Operating Officer.

(6)  John Lisovitch is the Information Technology Vice President.

(7) Does not include the option to purchase 18,750 shares of the Company's Common Stock pursuant to Mr. Meyer's Stock Option Agreement.

(8) Does not include the option to purchase 18,750 shares of the Company's Common Stock pursuant to Mr. Meyer's Stock Option Agreement.

(9)  Kenneth Meyer and Steven Meyer are brothers.

(10) Does not include the option to purchase 75,000 shares of the Company's Common Stock pursuant to Mr. Rubel's Stock Option Agreement.

(11) Does not include the option to purchase 37,500 shares of the Company's Common Stock pursuant to Mr. Lisovitch's Stock Option Agreement.

(12) Does not include the option to purchase 37,500 shares of the Company's Common Stock pursuant to Ms. Kaplan's Stock Option Agreement.

SHAREHOLDERS AGREEMENT

     On August 22, 1994, Steven H. Meyer,  Kenneth P. Meyer, Ethel Kaplan, Peter
C. Cosmas (collectively, the "Shareholders" for the purposes of this section) and Arc Slide Technologies Ltd. ("ASTL") entered into a shareholders agreement whereby the Shareholders agreed to restrict the transfer of their shares of ASTL for the term of such agreement (the "Shareholders Agreement"). As a result of the November 21, 1997 merger, the Shareholders received one share of ASTL for every share of the parent corporation which was incorporated in Florida. ASTL subsequently changed its name to Arc Communications, Inc. Thus, the Shareholders Agreement restricts all transfers of the Shareholders' Arc's shares with the exception of transfers of their respective shares to their immediate family members. Although the Shareholders Agreement has been amended numerous times and Mr. Cosman is no longer a party to such agreement, such agreement remains in effect between Steven H. Meyer, Kenneth P. Meyer and Ethel Kaplan.

     Mr. Cosmas is a former director of the Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name                       Age                      Position

Steven H. Meyer             37          Chief Executive Officer, President
                                        and Director

Michael Rubel               45          Chief Operating Officer

Kenneth P. Meyer            40          Vice President Creative Manager
                                        and Director

Ethel Kaplan                67          Secretary and Director

John Lisovitch              52          Vice President Information
                                        Technology Services

     The Board of Directors of the Company consists of three persons. Directors serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed. None of the Directors of the Company hold directorships in any other public companies.

     STEVEN H. MEYER has served as the Company's Chief Executive Officer and President since its inception. From 1987 to 1992, Mr. Meyer founded and was employed by Slide Effects, Inc. Mr. Meyer received a Bachelor of Fine Arts degree from Syracuse University in 1983. Mr. Meyer is the brother of Kenneth Meyer who is also an officer and director of the Company.

     MICHAEL RUBEL has served as the Company's Chief Operating Officer since July of 1998. Mr. Rubel was the co-founder and eventually President and Chief Executive Officer of CMP

Advertising ("CMP") from 1976 to 1992, He then formed the Navesink River Group at which merged with the Company. Mr. Rubel received a Bachelor of Science degree in accounting from Fairleigh Dickenson University in 1975.

     KENNETH  P.  MEYER has  served as the  Company's  Vice  President  Creative
Manager and Director since 1993. Mr. Meyer was a Vice President of Slide Effects, Inc. from 1989 to 1993. Mr. Meyer attended the University of Florida from 1976 to 1982 majoring in Fine Arts.

     ETHEL KAPLAN has served as the Company's Secretary and Director since 1993. Ms. Kaplan was the founder and President of Arc Technologies, Inc. ("Arc Technologies") from 1989 to 1993, at which time Arc Technologies merged with Slide Effects, Inc. to form Arc Communications, Inc. Ms. Kaplan attended Syracuse University and Alfred University.

     JOHN LISOVITCH has served as the Company's Vice President of Information Technology since 1997. Mr. Lisovitch was employed by CMP from 1988 to 1992. He joined with Mr. Rubel to form the Navesink River Group which merged with the Company. Mr. Lisovitch received a degree from Pennsylvania State University with a Bachelor of Arts degree in Advertising and Journalism in 1968.

ITEM 6. EXECUTIVE COMPENSATION

     Total cash compensation paid to all executive officers as a group for services provided to Arc and its subsidiaries in all capacities during the fiscal year ended December 31, 1998 aggregated $541,341. Set forth below is a summary compensation table prepared in accordance with the applicable rules of the Securities and Exchange Commission.

SUMMARY COMPENSATION TABLE

                              Annual Compensation              Long Term Compensation
                              -------------------              ----------------------
                                                  Other       Securities
                                                  Annual      Underly-
Name and                                          Compensa-   ing          All Other
Principal Position    Year   Salary($)   Bonus    tion        Options      Compensation
------------------    ----   ---------   -----    ---------   ----------   ------------

Steven H. Meyer       1998     88,093    none     none         75,000(2)    none



                      1997     86,648    none     none           none       none



Michael Rubel         1998    139,031    none     none        150,000(1)    none



Kenneth P. Meyer      1998     88,093    none     none         75,000(2)    none



                      1997     83,090    none     none           none       none



Ethel Kaplan          1998     88,093    none     none        150,000(2)    none



                      1997     86,648    none     none           none       none



John Lisovitch        1998    138,031    none     none        150,000(2)    none

(1) Mr. Rubel holds options to purchase 300,000 shares of the Company's Common Stock pursuant to his employee Stock Option Agreement. Of those 300,000 options, 75,000 have vested.

(2)  25% of these options have vested as of June 1, 1999.

OPTIONS OF MANAGEMENT

     Individual Grants

                                                % of Total                   % of
                                                Granted Options              Holder's
                   Number of                    Granted to                   Total
                   Securities                   Employees in                 Options
                   Underlying   Year in which   Fiscal Year in               which have
                   Options      Options were    which Options     Exercise   vested as of   Expiration
Name               Granted      Granted         were Granted      Price      June 1, 1999   Date
------------------------------------------------------------------------------------------------------
Steven H. Meyer     75,000      1999             9.43%            $0.50      25%

Michael Rubel      150,000      1997            27.77%            $0.50      25%
                   150,000      1999            18.86%            $0.50      25%

Kenneth P. Meyer    75,000      1999             9.43%            $0.50      25%

Ethel Kaplan       150,000      1999            18.86%            $0.50      25%

John Lisovitch     150,000      1999            18.86%            $0.50      25%

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was not during the last two years and is not presently a party to any transaction exceeding $60,000 with any of the following persons: (i) any director or executive officer of the Company; (ii) any nominee for election as a director; (iii) any holder of 5% or more of any class of the Company's voting securities; and (iv) any member of the immediate family of any person in
(i),(ii) or (iii) above.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value ("Common Stock") and 5,000,000 shares of preferred stock with a $.20 par value. As of the close of business on May 17, 1999, there were 13,750,622 shares of Common Stock and 720,000 shares of preferred stock outstanding.

COMMON STOCK

     All shares of common stock which are issued and outstanding are fully paid for and nonassessable. The following is a summary description of the general terms and provisions of the Company's Common Stock.

     Dividends. Since its inception, the Company has not paid any cash dividends on its Common Stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the Common Stock while there are accrued but unpaid dividends on the Class A Preferred Stock (defined below). It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

     Voting Rights. A Holder of Common Stock is entitled to one vote per share on all matters submitted for action by the shareholders. A quorum for the transaction of business at any meeting of the holders of Common Stock is the majority of the votes of all shares issued and outstanding. All shares of Common Stock are equal to each other with respect to the election of directors; therefore, the holders of more than 50% of the outstanding Common Stock present at a meeting at which a quorum is present and at which directors are being elected can, if they choose to do so, elect all of the directors. Thus, the holders of as little as 25.01% of the outstanding Common Stock could elect directors. The terms of directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional shares of Common Stock or other securities of the Company, nor is cumulative voting applicable to the election of the Board of Directors.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or subscription rights.

PREFERRED STOCK

     The articles of incorporation vest the Board of Directors with the authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any preferred series established to the fullest extent permitted by the laws of the State of New Jersey and the amended articles of incorporation with respect to among other things: (a) the number of shares to constitute a series and the distinctive designation thereof; (b) the rate and preference of dividends, if any, and, if so, the time of the payment of dividends; (c) whether dividends are cumulative and, if so, the date from which dividends begin accruing; (d) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (e) the liquidation preferences payable in the event of involuntary or voluntary liquidation; (f) sinking fund or other provisions, if any, for the redemption or purchase of shares; (g) the terms and conditions upon which shares may be converted, if convertible, and (h) voting rights, if any.

     Effective September 1, 1998, the Company issued a series of preferred stock. The series was designated as Series A: 9% Cumulative, Preferred Stock, with a par value of $0.20 per share (the "Class A Preferred Stock"). There are 1,500,000 shares in the series, each valued at the capital amount of $0.20, an aggregate of $300,000 in total capital. Dividends accrue annually at the rate of 9% per annum, but are payable in the discretion of the Company only when funds are available therefor. The Class A Preferred Stock may be redeemed at the election of the Company at any time and from time to time in whole or in part by paying $0.20 per share plus all accrued but unpaid dividends, but only after 30-days prior written notice. The Class A Preferred Stock also carries preferential liquidation rights, but does not have voting rights or a sinking fund for redemption.

OPTIONS

     On May 29, 1997 the Company adopted an Incentive Stock Option Plan granting to key employees options to purchase restricted shares of the Company's Common Stock (the "ISOP"). Pursuant to the terms of the ISOP, the Board of Directors determines the option price. The options granted under the ISOP generally vest over a four year period and expire either three years after termination of employment or ten years after the date of the grant. A total of 1,500,000 shares have been reserved for present and future grants of stock options. The Company, on November 15, 1998, adjusted the exercise price of all options from $1.50 per share to $.50 per share. At December 31, 1998, options on 460,000 shares at $.50 per share were outstanding of which 97,500 were exercisable.

     On April 15, 1999, the Company granted five separate options, among others, to Steven H. Meyer, Kenneth P. Meyer, John Lisovitch, Ethel Kaplan and Michael Rubel (the "SHM Option", the "KPM Option", the "JL Option", the "EK Option" and the "MR Option", respectively and the "Five Options", collectively). The SHM Option granted Steven H. Meyer the right to purchase 75,000 shares of Common Stock at a price of $.50 per share. The KPM Option granted Kenneth P. Meyer the right to purchase 75,000 shares of Common Stock at a price of $.50 per share. The JL Option granted John Lisovitch the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The EK Option granted Ethel Kaplan the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The MR Option granted Michael Rubel the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The Five Options vest equally over a four year period.

     The shares of Common Stock which may be acquired under the above options have not been registered under the Securities Act of 1933, as amended, and there is no obligation by the Company to register such.

TRANSFER AGENT

     Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 serves as the Company's transfer agent and registrar for the Company's Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET. As of October 21, 1996, the prices for the shares of the Company's Common Stock have been quoted on the "OTC-Bulletin Board," maintained by the National Association of Securities Dealers, Inc. The Common Stock is presently trading under the symbol "ACOC".

     As of December 30, 1998, the prices for the Company's Class A Preferred Stock have been quoted on the "OTC-Bulletin Board," maintained by the National Association of Securities Dealers, Inc. The Class A Preferred Stock is presently trading under the symbol "ACOCP".

     The Following table sets forth the range of high and low bid quotations for the Company's Common Stock and Class A Preferred Stock during each calendar quarter since they began trading, each of which has been rounded to the nearest whole cent.

--------------------------------------------------------------------------------

SYMBOL   TIME PERIOD                        LOW BID                 HIGH BID

ACOC     January 1 - March 31, 1997         5 3/8                   6 13/16
         April 1- June 30, 1997             6 1/2                   7 1/2
         July 1 - September 30, 1997        6                       7 9/16
         October 1 - December 31, 1997      6 3/4                   7 5/8
         January 1 - March 31, 1998         3 1/16                  6 3/4
         April 1 - June 30, 1998            1 5/8                   4 1/2
         July 1 - September 30, 1998        1/4                     1 3/16
         October 1 - December 31, 1998      .20                     15/16
         January 1 - March 31, 1999         .20                     7/16
         March 31 - June 30, 1999           3/16                    9/16
         July 1 - July 19, 1999             3/8                     5/16

ACOCP    January 1 - March 31, 1999         7/16                    1 5/8
         March 31 - June 30, 1999           3/4                     13/16
         July 1 - July 19, 1999             3/4                     3/4

     The above prices were obtained from the National Quotation Bureau, Inc. The quotations represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     On July 1, 1999 the Company's Common Stock and Class A Preferred Stock was delisted from the OTC-Bulletin Board due to its failure to comply with NASDAQ's recently adopted listing requirements. The Company's Common Stock and Class A Preferred Stock is presently trading on the "pink sheets" and is expected to return to the OTC-Bulletin Board shorly after all of the Commission's comments on the Company's Form 10-SB have been satisfied.

OUTSTANDING SHARES AND SHAREHOLDERS OF RECORD. As of May 12, 1999, the transfer ledgers maintained by the Company's Stock Transfer Agent indicated that there were approximately 13,750,622 shares of Common Stock issued and outstanding which were held of record by 135 persons. As of May 12, 1999, the transfer ledgers maintained by the Company's

Stock Transfer Agent indicated that there were approximately 720,000 shares of preferred stock issued and outstanding which were held of record by 11 persons.

DIVIDENDS. Since its inception, the Company has not paid any cash dividends on its stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the Common Stock while there are accrued but unpaid dividends on the Class A Preferred Stock: 9% Cumulative, Convertible, Redeemable Preferred Stock. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

ITEM 2. LEGAL PROCEEDINGS

     No material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate or owner of record or beneficially of more than five percent of the Common Stock, to management's knowledge) is party or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     During July and August 1996, the Company completed two private placement offerings of securities whereby the Company issued a total of 1,800,000 shares of common stock and received net proceeds of $451,500 after the deduction of costs amounting to $113,500. During 1997, the Company issued a total of 585,000 shares of Common Stock for $522,071 after the deduction of costs amounting to $87,929 in cash in a private placement offering which was exempted from registration under Section 4(2) of the Securities Act (the "1997 Private Placement"). Each investor was accredited and/or sophisticated. In order to provide the 1997 Private Placement subscribers with full and complete disclosure the Company distributed private placement memorandum and offered to allow inspections of its books and records. The 1997 Private Placement memorandum integrated audited financial statements for the two most recent fiscal years.

     On July 29, 1998, the Company issued 750,000 shares of its Class A Preferred Stock for $150,000 in cash in a private placement offering which was exempted from registration under section 4(2) of the Securities Act (the "Preferred Offering"). Although sixty subscribers attempted to purchase Class A Preferred Stock in the Preferred Offering, the Company was forced to return a number of those subscriptions due to a lack of subscriber's funds . The net proceeds from the Preferred Offering were $118,149. In order to provide all subscribers to the Preferred Offering with full and fair disclosure, the Company distributed private placement memorandum and offered to allow inspections of its books and records. The Preferred Offering memorandum integrated audited financial statements for the two most recent fiscal years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the Articles of Incorporation, the Company has such authority as the New Jersey Business Corporation Act allows to indemnify its officers and directors to the extent provided for in such statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against which liability they may incur in their capacity as such is the New Jersey Business Corporation Act, as enacted and in effect upon adoption of the Articles of Incorporation and Bylaws governing the Company. The provisions of the New Jersey Business Corporation Act provide that a company may, but is not obligated to, indemnify against the liability of an individual made a party to a lawsuit because they were previously or currently a director or officer of the Company, if such person acted in good faith and reasonably believed that his or her actions were in the best interests of the Company. The Company may not indemnify such persons if a judgement or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of improper personal benefit. The Company may indemnify such persons if they are ultimately successful in the suit. Pending a final determination, the Company may advance funds to these persons, but only if provision is made for the return of all funds advanced in the event that such persons are subsequently found to be unentitled to indemnification. Indemnification would include actions of the officers and directors of the Company taken in connection with this filing. If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."

                                    Part III
ITEM 1.  INDEX TO EXHIBITS.

3.1 Certificate of Incorporation of Arc Slide Technologies Ltd., dated October 21, 1992.

3.2 Certificate of Amendment to the Certificate of Incorporation of Arc Slide Technologies Ltd., dated August 1, 1994.

3.3  By-laws of Arc Slide Technologies Ltd., adopted August 1, 1994.

3.4 Certificate of Amendment to the Certificate of Incorporation of Arc Slide Technologies Ltd., dated October 13, 1997, changing the name of the corporation to Arc Communication, Inc., and increasing the authorized common stock to 50,000,000 shares.

3.5 Letter from the Florida Department of State indicating that the Articles of Merger were filed on November 19, 1997.

3.6  Articles of Merger of Arc Communications, Inc., a Florida corporation, into
     its  wholly-owned  subsidiary  Arc  Communications,   Inc.,  a  New  Jersey
     corporation dated November 21, 1997.

3.7 Certificate of Merger of Navesink River Group Inc., into Arc Communications Inc., dated December 19, 1997.

3.8 Plan of Merger of Navesink River Group Inc., into Arc Communications Inc., dated December 19, 1997.

3.9 Unanimous Consent of Directors in Lieu of Special meeting of directors of ARC Communications dated July 14, 1998.

3.10 Certificate of Amendment to the Certificate of Incorporation of Arc Communications Inc., dated August 31, 1998.

3.11 Certificate of Amendment to the Certificate of Incorporation by the Board of Directors of Arc Communications Inc. dated September 1, 1998.

3.12 Class A Preferred Stock Provisions dated September 15, 1998.

9.1 Shareholders Agreement between Steven H. Meyer, Kenneth P. Meyer, Ethel Kaplan, Peter C. Cosmas and Arc Slide Technologies, Inc. dated August 22, 1994.

10.1 $750,000 Promissory Note with Sovereign Bank, dated August 27, 1998.

10.2 The September 24, 1996 lease between Arc Slide Technologies, Inc. and Robert F. Reynolds and Pauline Reynolds for the property located at 788 Shrewbury Avenue, Tinton Falls, New Jersey 07724.

10.3 The July 10, 1997 lease between MESA Marketing, Inc. and Steven E. Allen & Kenneth L. Franklin for the property located at 1648 Metropolitan Circle, Tallahassee, Florida 32308.

10.4 Consultation agreement between Wall Street Advancement, Inc. and Arc Communications, Inc., dated March 8, 1999.

21.1 Arc Communications, Inc.'s Subsidiaries:

     Name                                     State of Incorporation
     ----                                     ----------------------
     Arc Internet Publishing Corp.            New Jersey

                          INDEX OF FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS:

ARC COMMUNICATIONS, INC. AND SUBSIDIARIES:
Report of Independent Auditors                                         F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997        F-2 to F-3
Consolidated Statements of Operations for the Years Ended
     December 31, 1998 and 1997                                        F-4
Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1998 and 1997                            F-5
Consolidated Statements of Cash Flows for the Year Ended
     December 31, 1998 and 1997                                     F-6 to F-7
Notes to Consolidated Financial Statements                          F-8 to F-21

INTERIM FINANCIAL STATEMENTS (UNAUDITED):

ARC COMMUNICATIONS, INC. AND SUBSIDIARIES:
Consolidated Balance Sheets  as of March 31, 1999 and 1998          F-22 to F-23
Consolidated Statements of Operations for the Three Months
     Ended March 31, 1999 and 1998                                     F-24
Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 1999 and 1998                                     F-25
Notes to Consolidated Financial Statements                             F-26

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ARC COMMUNICATIONS, INC.


Date: July 21, 1999                          By:    /s/ Michael Rubel
                                                    ----------------------------
ARC COMMUNICATIONS, INC.                     Name:  Michael Rubel
                                             Title: Chief Operating Officer

                            ARC COMMUNICATIONS, INC.

                                AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 AND 1997









                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

Financial Statements

     Consolidated Balance Sheets, December 31, 1998 and 1997

     Consolidated Statements of Operations for the Years Ended
          December 31, 1998 and 1997

     Consolidated Statements of Stockholders' Equity for the Years Ended
          December 31, 1998 and 1997

     Consolidated Statements of Cash Flows for the Years Ended
          December 31, 1998 and 1997

     Notes to Consolidated Financial Statements

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Arc Communications, Inc. and Subsidiaries
Shrewsbury, New Jersey

We have audited the accompanying consolidated balance sheets of Arc Communications, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arc Communications, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





                                              BECK, WEISS & COMPANY


Edison, New Jersey
February 19, 1999

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997


                                     ASSETS
                                                            1998         1997
                                                         ----------   ----------
CURRENT ASSETS
     Cash and cash equivalents .......................   $  223,693   $  428,329
     Accounts receivable - net .......................      535,838      417,614
     Inventory .......................................       15,765       13,387
     Prepaid expenses ................................       11,222       20,134
     Other receivables ...............................        6,000       23,050
                                                         ----------   ----------
              Total Current Assets ...................      792,518      902,514
                                                         ----------   ----------

PROPERTY AND EQUIPMENT - NET .........................      396,196      496,745
                                                         ----------   ----------

OTHER ASSETS
     Goodwill - net ..................................       86,640       96,865
     Security deposits ...............................        9,410       13,310
     Due from related party ..........................       19,908       72,062
     Intangible assets - net .........................          -0-      200,372
     Investment in affiliates ........................          -0-      163,281
     Officers' life insurance cash surrender value ...          -0-          963
                                                         ----------   ----------
              Total Other Assets .....................      115,958      546,853
                                                         ----------   ----------

TOTAL ASSETS .........................................   $1,304,672   $1,946,112
                                                         ==========   ==========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Line of credit                                                         $   400,115    $    51,115
     Note payable - related party                                                   -0-        160,000
     Capitalized lease obligations - current portion                              4,061         19,484
     Accounts payable                                                           177,745        259,627
     Accrued Expenses                                                            59,776        113,284
     Deferred revenue                                                               -0-          1,000
                                                                            -----------    -----------
              Total Current Liabilities                                         641,697        604,510
                                                                            -----------    -----------

LONG-TERM LIABILITIES
     Capitalized lease obligations, less current portion                          1,695          5,951
     Deferred income taxes                                                          -0-         24,113
                                                                            -----------    -----------
              Total Long-Term Liabilities                                         1,695         30,064
                                                                            -----------    -----------

              Total Liabilities                                                 643,392        634,574

MINORITY INTEREST                                                                   -0-         10,572
                                                                            -----------    -----------

COMMITMENTS AND CONTINGENCIES                                                   643,392        645,146
                                                                            -----------    -----------

STOCKHOLDERS' EQUITY
     Preferred stock, $.20 par value, authorized 5,000,000 shares, issued
        and outstanding 750,000 in 1998 and -0- in 1997                         150,000            -0-
     Common stock, $.001 par value, authorized 45,000,000 shares, issued
        and outstanding 13,750,632 in 1998 and 13,538,132 in 1997                13,751         13,538
     Additional paid-in capital                                               1,352,566      1,212,808
     Retained earnings (accumulated deficit)                                   (855,037)        74,620
                                                                            -----------    -----------
              Total Stockholders' Equity                                        661,280      1,300,966
                                                                            -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 1,304,672    $ 1,946,112
                                                                            ===========    ===========


See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                             1998          1997
                                                          ----------    ----------
NET SALES                                                 $2,867,591    $2,396,988
                                                          ----------    ----------


COSTS AND EXPENSES
     Operating costs                                         626,940       732,156
     Selling, general and administrative                   2,575,692     1,474,225
     Depreciation and amortization                           386,090       156,973
                                                          ----------    ----------

              Total Costs and Expenses                     3,588,722     2,363,354
                                                          ----------    ----------


OPERATING INCOME (LOSS)                                     (721,131)       33,634
                                                          ----------    ----------


OTHER INCOME (EXPENSES)
     Interest income                                           9,596        13,167
     Interest expense                                        (28,904)      (16,427)
     Loss from investments in affiliates                    (213,188)      (27,114)
                                                          ----------    ----------

              Net Other Expense                             (232,496)      (30,374)
                                                          ----------    ----------


INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT) AND
     MINORITY INTEREST                                      (953,627)        3,260


INCOME TAX PROVISION (BENEFIT)                               (23,970)        1,036
                                                          ----------    ----------


INCOME (LOSS) BEFORE MINORITY INTEREST                      (929,657)        2,224


MINORITY INTEREST IN EARNINGS OF SUBSIDIARY                      -0-          (111)
                                                          ----------    ----------


NET INCOME (LOSS)                                         $ (929,657)   $    2,335
                                                          ==========    ==========


BASIC AND DILUTED NET INCOME (LOSS) PER SHARE             $    (0.07)   $     0.00
                                                          ==========    ==========


See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                            Preferred Stock           Common Stock
                                           -------------------     -------------------     Additional      Retained        Total
                                            Number                   Number                  Paid-In       Earnings    Stockholders'
                                           of Shares    Amount     Of Shares    Amount       Capital      (Deficit)       Equity
                                           ---------    ------     ---------    ------       -------      ---------       ------
BALANCE, DECEMBER 31, 1996 ..........           -0-    $    -0-    12,750,000   $12,750    $  686,525     $  72,285     $  771,560

Issuance of common stock pursuant
  to private placement
  offerings net of expenses .........                                 285,000       285       242,473                      242,758
Issuance of common stock pursuant
  to acquisition of Mesa
  Marketing, Ltd. ...................                                 100,000       100        24,900                       25,000
Issuance of common stock pursuant
  to private placement
  offerings net of expenses                                           300,000       300       254,013                      254,313
Issuance of common stock for
  professional services                                                10,000        10         4,990                        5,000
Issuance of common stock for services
  related to private  placement                                        93,132        93           (93)                         -0-
Net income                                                                                                    2,335          2,335
                                            -------    --------    ----------   -------    ----------     ---------     ----------

BALANCE, DECEMBER 31, 1997                      -0-         -0-    13,538,132    13,538     1,212,808        74,620      1,300,966

Issuance of preferred stock,
  net of costs                              750,000     150,000                               (31,851)                     118,149
Issuance of common stock for
  professional services                                                12,500        13         6,237                        6,250
Issuance of common stock for purchase
  of 10% minority interest in
  Arc/Mesa Educators, Ltd.                                             15,000        15        10,557                       10,572
Issuance of common stock for services
  related to private placement                                         25,000        25           (25)                         -0-
Expenses related to private placement
  offerings                                                                                    (5,000)                      (5,000)
Issuance of common stock related to
  conversion of loan from stockholder                                 160,000       160       159,840                      160,000
Net loss                                                                                                   (929,657)      (929,657)
                                            -------    --------    ----------   -------    ----------     ---------     ----------

BALANCE, DECEMBER 31, 1998                  750,000    $150,000    13,750,632   $13,751    $1,352,566     $(855,037)    $  661,280
                                            =======    ========    ==========   =======    ==========     =========     ==========


See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                    1998         1997
                                                                   -------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                           $(929,657)   $   2,335
                                                                   -------     --------
     Adjustments to reconcile net income or loss to net cash
       provided by operating activities:
            Depreciation and amortization                          386,090      156,973
            Loss from investments in affiliates                    213,188       11,349
            Provision for uncollectible accounts                    45,000       20,000
            Issuance of common stock for professional services       6,250        5,000
            Deferred income taxes                                  (24,113)         836
            Minority interest in earnings of subsidiary                -0-         (111)
     Increase (decrease) in cash from changes in:
       Accounts receivable                                        (163,224)    (135,843)
       Inventory                                                    (2,378)     (13,387)
       Prepaid expenses                                              8,912       12,692
       Other receivable                                             17,050      (23,050)
       Security deposits                                             3,900       (2,800)
       Due from related party                                        2,247      (62,366)
       Accounts payable and accrued expenses                      (135,390)     144,332
       Deferred revenue                                             (1,000)     (70,788)
                                                                   -------     --------

            Total Adjustments                                      356,532       42,837
                                                                   -------     --------
            Net Cash Provided (Used) in Operating Activities      (573,125)      45,172
                                                                   -------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures for property and equipment                       (58,041)    (320,512)
     Expenditures for intangible assets                            (16,903)    (205,895)
     Cash surrender value-officers' life insurance                     963         (963)
                                                                   -------     --------

            Net Cash Used in Investing Activities                  (73,981)    (527,370)
                                                                   -------     --------

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from notes payable                              349,000      160,000
     Repayment of capital lease obligations                   (19,679)     (33,252)
     Net proceeds from sale of common and preferred stock     113,149      522,071
                                                            ---------    ---------

          Net Cash Provided by Financing Activities           442,470      648,819
                                                            ---------    ---------

NET INCREASE (DECREASE) IN CASH                              (204,636)     166,621

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                428,329      261,708
                                                            ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                    $ 223,693    $ 428,329
                                                            =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
          INFORMATION

          Cash paid for interest                            $  28,904    $  16,427
          Cash paid for income taxes                        $     143    $     200

See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

               Arc Communications, Inc. is a full-service marketing consultancy and New Media design firm specializing in sports marketing, high technology and the pharmaceutical industry. Services include marketing consulting, web-site development, electronic commerce, interactive multi-media, graphics design and imaging.

               Arc Communication's wholly owned subsidiary, Arc Internet Publishing Corp. develops and operates internet businesses and electronically publishes interactive educational and reference material for the medical and dental professions, which provides continuing professional education on the Internet to the medical, dental and funeral director's professions.

               Arc Internet Publishing's wholly owned subsidiary, Personal Emergency Medical Information Services Inc., operates on an internet basis that provides personal medical information on line.

               On February 25, 1998, Arc Internet Publishing acquired the remaining 10% minority interest of Arc Mesa Educators, Ltd. becoming a wholly owned subsidiary which was subsequently merged into Arc Internet Publishing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Principles of Consolidations

               The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries where Company ownership is less then 100%, the outside stockholders' interests are shown as minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

               Use of Estimates in Preparation of Financial Statements

               The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

               Allowance for Doubtful Accounts

               The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of collectibility of outstanding accounts receivable. The allowances for doubtful accounts is $65,000 and $20,000 as of December 31, 1998 and 1997, respectively.

               Per Share Data

               The basic and diluted per share data has been computed on the basis of the net income or loss for each year after giving effect for the accrued preferred stock dividends for 1998, divided by the weighted average number of shares of common stock outstanding. The weighted average shares of common stock outstanding for the years ended December 31, 1998 and 1997 aggregated 13,573,809 and 12,903,652, respectively.

               Inventory

               Inventories are stated at the lower cost or market, with cost determined on a first-in, first-out basis.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

               Property and Equipment

               Property and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line method for financial statement purposes and the accelerated method for income tax purposes. Cost of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost of the property and the related accumulated depreciation is removed from the respective accounts and any resulting gains or losses, if any, is included in the results of operations.

               Goodwill and Intangible Assets

               Goodwill represents the excess of acquisition cost over the fair value of net assets acquired in the purchase of Mesa Marketing, Inc. during 1997, as discussed more fully in Note 13. Goodwill is amortized on a straight-line basis over ten years and is presented net of accumulated amortization. For December 31, 1998 and 1997 the accumulate amortization of goodwill is $11,443 and $1,218, respectively. Amortization included as a charge to income amounted to $10,225 and $1,218 for the years ended December 31, 1998 and 1997, respectively.

               Intangible assets consists of costs incurred to acquire product and process technology and the costs to develop internet sites to market products and services provided by the Company. These assets are amortized using the straight-line method. The amortization period for product and process technology and internet site development is 15 years and 5 years, respectively.

               "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of", SFAS 121, requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments are recognized in operating results to the extent that carrying value exceeds fair value. In 1998, the Company recognized an asset impairment as discussed in Note 4 to the consolidated financial statements.

               Management has determined that the recoverability of assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset.

               Investment in Affiliates

               The Company has investments in affiliates that are accounted for on the equity method. The investments are 50% owned, development stage entities. The carrying value as of December 31, 1998 and 1997 is as follows:


                     Investment                               Carrying Value
                     ----------                               --------------
                                                            1998        1997
                                                          -------     --------

                     IREX, Inc.                           $   -0-     $151,427
                     International Writer's Exchange,         -0-       11,854
                     A Joint Venture                      -------     --------
                                                          $   -0-     $163,281
                                                          =======     ========

               During the fourth quarter of 1998, the Company determined that the assets held by the affiliates, consisting mainly of intangible assets, were impaired and that the investments be written down to reflect no value. Furthermore, loans to the affiliates were also determined to be uncollectible. The investment and loans to affiliates were combined and are reported as a loss from investments in affiliates of $213,188 on the statement of operations.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


               The affiliate was IREX Inc. a 50% owned investment. In addition to the investment ARC made certain loans and advance to IREX. There is no likelihood of collecting such loans since they have no assets.


               Property Under Capital Lease

               The Company accounts for capital leases, which transfer substantially all the benefits and risks incident to the ownership of property, as an acquisition of an asset and the incurrence of an obligation. All other leases (operating leases) are recorded as an expense in the period incurred.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

               Statements of Cash Flows

               For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

               The Company presents cash flows under the indirect method of reconciling net income to net cash flow.

               Advertising

               The  Company   follows  the  policy  of  charging  the  costs  of
               advertising to expense as incurred.

               Revenue Recognition

               The Company recognizes revenues from sales at the date the product is shipped and as professional services are performed.

               Recent Accounting Pronouncement

               In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal uses including the requirements to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on its capitalization policy. The adoption of FAS 131 did not have an effect on results of operations or shareholders equity. Comprehensive income (loss) is the same as net income (loss).

               Reclassifications

               Certain amounts in the prior year financial  statements have been
               reclassified  for  comparative   purposes  to  conform  with  the
               presentation in the current year financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

               The costs and accumulated depreciation of property and equipment at December 31 are summarized as follows:

                                                          1998       1997
                                                        --------   --------
               Equipment and furniture                  $788,536   $732,373
               Leasehold improvements                     66,458     66,458
                                                        --------   --------
                        Total Property and Equipment     854,994    798,831
               Accumulated depreciation                  458,798    302,086
                                                        --------   --------
               Property and equipment, net              $396,196   $496,745
                                                        ========   ========

               Depreciation included as a charge to income amounted to $158,590 and $120,077 for the years ended December 31, 1998 and 1997, respectively.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 4 - INTANGIBLE ASSETS

               The costs and accumulated amortization of intangible assets at December 31 are summarized as follows:

                                                       1998         1997
                                                     -------      --------
               Product and process technology        $   -0-      $ 79,995
               Internet site development                 -0-       202,503
                                                     -------      --------

                        Total Intangible Assets          -0-       282,498

               Accumulated amortization                  -0-        82,126
                                                     -------      --------
               Intangible assets, net                $   -0-      $200,372
                                                     =======      ========

ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


NOTE 4 - INTANGIBLE ASSETS - Continued

               Amortization included as a charge to income amounted to $217,275 and $36,896 for the years ended December 31, 1998 and 1997, respectively.

               The Corporation recorded an impairment loss on the long-lived assets of its product and process technology and internet sites. The Company determined that there would be no further cash flows derived from these assets. Accordingly, the Company recognized an asset impairment loss of $167,686, the carrying value of the asset, as of December 31, 1998.

NOTE 5 - LINE OF CREDIT

               At December 31, 1998, the Company has a $750,000 line of credit with Sovereign Bank. The line bears interest at the bank's prime rate plus 1% and was incurring interest at the rate of 8.75% at December 31, 1998. The line of credit, which expires June 30, 1999, is secured by accounts receivable. As of December 31, 1998 and 1997, the Company has $400,115 and $51,115, respectively, outstanding on the line of credit. As of December 31, 1998, the Company is in violation of a covenant that requires borrowings under the line of credit not to exceed 80% of the accounts receivable under 90 days outstanding. However, the bank has agreed to waive the violation of this covenant as of December 31, 1998.

NOTE 6 - CAPITAL LEASE OBLIGATIONS

               As mentioned in Note 2 and 3, the Company is obligated under various capital leases for certain equipment that expire at various dates during the next two years.

               The following represents future minimum lease payments and the net present value of the future minimum lease payments under capital leases for the years ended December 31,:

               1999                                          $ 4,669
               2000                                            1,788
                                                             -------
               Total minimum lease payments                    6,457
               Less: Amount representing interest               (701)
                                                             -------
               Present value of net minimum lease payments     5,756
               Less: Current maturities                       (4,061)
                                                             -------
               Long-term maturities                          $ 1,695
                                                             =======

NOTE 7 -  ACCRUED EXPENSES

               Accrued  expense at December 31, are summarized as follows:

                                              1998         1997
                                            --------     --------
               Payroll                      $ 19,560     $ 73,421
               Commissions                    13,249       10,000
               Professional fees              20,000       23,500
               Other                           6,967        6,363
                                            --------     --------
                                            $ 59,776     $113,284
                                            ========     ========

               Other accrued expenses represents quarterly sales tax remittance obligations of $6,967.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 8 - INCOME TAXES

               The significant components of the Company's deferred income tax and liabilities as of December 31, 1998 and 1997 are as follows:

                                                            1998         1997
                                                         ---------    ---------
          Deferred income tax assets:
            Net operating losses                         $ 228,000    $  86,400

          Deferred income tax liability:
           Revenue and expense recognition differences
           arising from the cash basis method of
           accounting utilized for income tax purposes     (78,073)     (24,113)
           Valuation allowance                            (149,927)     (86,400)
                                                         ---------    ---------

               Net deferred income tax liability             $ -0-    $ (24,113)
                                                         =========    =========

               The significant components of the provision (benefit) for income taxes for the years ended December 31, 1998 and 1997 are as follows:

                                                           1998           1997
                                                         --------       --------
               Current:
                 Federal                                    $ -0-          $ -0-
                 State                                        143            200
                                                         --------       --------
                         Total Current Taxes                  143            200
                                                         --------       --------

               Deferred:
                 Federal                                  (54,775)           523
                 State                                    (32,865)           313
                 Change in valuation allowance             63,527            -0-
                                                         --------       --------
                         Total Deferred Taxes             (24,113)           836
                                                         --------       --------

               Provision (benefit) for income taxes      $(23,970)      $  1,036
                                                         ========       ========

               The difference between the statutory federal and state income tax rate and the effective rate for the Company's income tax provision and benefit for each of the years ended December 31, 1998 and 1997, respectively, is summarized as follows:

                                                         1998          1997
                                                         -----         -----
               Statutory federal income tax rate         15.00%        15.00%
               Statutory state income tax rate            9.00          9.00
               Increase in valuation allowance           (26.90)
               Miscellaneous                                 0          7.80
                                                         -----         -----
                         Effective income tax rate       (2.90)%       31.80%
                                                         =====         =====

               As of December 31, 1998, the Company has a net operating loss carrryforward of approximately $950,000 for federal income tax purposes, which expires through 2018.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 9 - RELATED PARTY TRANSACTIONS

               The Company is involved in various related party transactions consisting of loans receivable, notes payable and sales to related companies.

               Sales to related parties were $2,939 in 1998 and $38,781 in 1997.

               During 1997, the Company sold Internet sites to IREX, Inc. (International Real Estate Exchange) and International Writers' Exchange, A Joint Venture. As described in Note 2, both IREX and International Writers' Exchange are 50% owned investments of the Company. These investments are accounted for using the equity method. Accordingly, for the year ended December 31, 1997, the carrying amount of the investment has been reduced by 50% of the gross profit to reflect the Company's share not yet earned. In addition, as of December 31, 1997, the Company had loans receivable due from IREX and International Writers' Exchange. These loans were unsecured, non-interest bearing and did not have any specific repayment terms. As discussed in Note 2, as of December 31, 1998 the carrying amount of these investments and the related loans receivable have been written down to reflect no value.

               The Company also has a loan receivable due from Medical Licensing Service, Inc. (MLS), which is owned by certain stockholders of the Company. The amount due in 1998 and 1997 from MLS includes an unsecured note of $9,108 and $13,983, respectively, bearing interest at 9.00% per annum and matures on October 1, 1999. The remaining balance due from MLS is unsecured and non-interest bearing.

               A summary of the amounts due from related  parties is as follows:

                                                                                  December  31
                                                                           ------------------------
                                                                             1998            1997
                                                                           -------          -------
               IREX, Inc.                                                  $   -0-          $50,667
               International Writers' Exchange, A Joint Venture                -0-            2,719
               Medical Licensing Service, Inc.                              10,800            4,693
               Medical Licensing Service, Inc.(note receivable)              9,108           13,983
                                                                           -------          -------
                      Total                                                $19,908          $72,062
                                                                           =======          =======

               Legal fees paid to corporate counsel, a related party, were $52,399 and $32,687 for 1998 and 1997, respectively.

NOTE 10 - STOCKHOLDERS' EQUITY

               Preferred Stock

               In July 1998, the shareholders authorized 5,000,000 shares of 9% cumulative preferred stock of $.20 par value with a liquidation at par plus accrued dividends, if any. Holders of the preferred stock have no voting rights nor is it convertible to common stock. On August 31, 1998, the Company sold 750,000 preferred shares at par value in a private placement offering and received net proceeds of $118,149. Included in the costs were legal fees of $10,000, which the Company satisfied through the issuance of 50,000 shares of Preferred Stock. The Company valued such issuance at a $.20 per shares or a total of $10,000. Accrued dividends as of December 31, 1998 were $4,500.

               Common Stock

               As described in Note 1, the Company issued 15,000 shares of common stock to acquire the 10% minority interest of Arc Mesa Educators, Ltd.

               During 1998, the Company converted a note payable with an outstanding balance of $160,000 to 160,000 shares of common stock.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 10 - STOCKHOLDERS' EQUITY - Continued

               Common Stock - (Continued)

               During  1997,  the  Company   completed  two  private   placement
               offerings of securities whereby the Company issued a total 585,000 shares of common stock and received net proceeds of $497,071 after the deduction of costs amounting to $87,929. In conjunction with the private placement offerings, the Company issued 25,000 of common stock in 1998 and 93,132 shares of common stock in 1997 for services provided to complete the private placement.

               During 1997, the Company issued common stock to acquire two existing companies as described more fully in Note 13. On November 1, 1997, the Company issued 100,000 shares of common stock to acquire Mesa Marketing, Inc. Pursuant to the purchase agreement 50,000 shares are held in escrow subject to the Company obtaining certain financial goals. On December 19, 1997, the Company issued an additional 100,000 shares to acquire Navesink River Group, Inc.

NOTE 11 - STOCK COMPENSATION PLAN

               Effective May 31, 1997, the Company adopted an Incentive Stock Option Plan granting to key employees options to purchase restricted shares of Company common stock. The Board of Directors determines the option price. Options generally vest over a four year period and expire either three years after termination of employment or ten years after the date of grant. A total of 1,500,000 shares have been reserved for present and future grants of stock options. At December 31, 1998, options on 460,000 shares at $.50 per share were outstanding of which 97,500 were exercisable. The Company, on November 15, 1998, adjusted the exercise price of all options from $1.50 per share to $.50 per share. The exercise price of the employee stock option plan was adjusted to be in line with the current market price of the stock. The original price was above market and not realistically attainable. The Board of Directors felt that the existing option price was not a sufficient incentive plan for the employees.

               The following table summarizes stock option transactions under the plan:

                                                                Year ended December 31,
                                                        1998                            1997
                                                -----------------------         ----------------------
                                                               Weighted                       Weighted
                                                               Average                        Average
                                                               Exercise                       Exercise
               Options                           Shares         Price           Shares         Price
               -------                           ------        --------         ------        --------
               Granted and outstanding
                 at beginning of year            450,000         1.50                -0-
               Granted                           530,000         0.63            450,000        1.50
               Canceled                         (520,000)        1.50                -0-
                                                --------         ----            -------        ----
               Outstanding at end of year        460,000         0.50            450,000        1.50
                                                ========                         =======
               Exercisable at end of year         97,500                             -0-
                                                ========                         =======

               The following table summarizes information about stock options outstanding for which the Company has an obligation to issue shares of common stock as of December 31, 1998:

                                        Options Outstanding                      Options Exercisable
                             ------------------------------------------         ----------------------
                               Number          Weighted        Weighted          Number       Weighted
                            Outstanding        Average         Average          Exercisable    Average
               Exercise       as of           Remaining       Exercise             as of      Exercise
                Price        12/31/98       Life (in years)     Price           12/31/98       Price
               --------      -----------    ---------------    --------         -----------   --------
               $   0.50        460,000            3.74           0.50             97,500        0.50

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 11 - STOCK COMPENSATION PLAN - Continued

               The fair value of each option granted in 1997 and 1998 has been estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions; no dividend yield, expected volatility of 40%, an expected life of 3.74 years and a risk-free interest rate of 6.75% and 4.83% for the 1997 and 1998 options, respectively. The fair values of options granted during 1997 and 1998 ranged from $0.42 to $0.69 per share for 1997 and from $0.17 to $0.20 per share for 1998.

               The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between fair value of the underlying common stock and the exercise price of the option at the date of grant. The effect of applying SFAS No. 123 on 1997 and 1998 pro forma net loss is not necessarily representative of the effect on reported net income (loss) in future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss in 1997 and 1998 would have been approximately $(35,985) and $(955,715), respectively, and the pro forma loss per share would have remained unchanged at $0.00 and $(0.07), respectively.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

               Leases

               The Company leases office space under operating leases expiring in various years through 2003. As of December 31, 1998, minimum aggregate annual rentals, excluding escalation charges, are as follows:

                       Year Ending
                       December 31,
                       ------------
                           1999                                 $166,698
                           2000                                  153,494
                           2001                                  136,805
                           2002                                   31,681
                           2003                                   20,321
                                                                --------
                                    Total                       $508,999
                                                                ========

               Total rent expense for facilities charged to operations for the years ended December 31, 1998 and 1997 amounted to approximately $140,153 and $113,614, respectively.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 13 - BUSINESS COMBINATIONS

               On October 31, 1997, Arc Internet Publishing Corp., a wholly owned subsidiary of Arc Communications, Inc. acquired Mesa Marketing, Inc. in a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986. Arc Communications, Inc. issued 100,000 shares of restricted common stock in exchange for Arc Internet Publishing Corp. receiving all of the outstanding stock of Mesa Marketing, Inc. The merger agreement provides that 50,000 shares of the common stock issued be held in escrow until such time as certain financial goals are met by the business unit formerly known as Mesa Marketing, Inc. Should the contingently issued common stock become applicable, it will increase the purchase price of Mesa Marketing, Inc. and will increase the amount of goodwill recorded on this transaction. The acquisition was accounted for as a purchase, and accordingly, was included with combined operations from the acquisition date through December 31, 1997. The total cost of the acquisition was $124,913 which included acquisition costs of $21,901, various liabilities totaling $78,012 and the designated value of the restricted stock issued of $25,000. This amount exceeded the fair value of the net assets of Mesa Marketing, Inc. by $98,083. The excess is being amortized on the straight-line method over 10 years.

               The purchase price of the 10% interest of ARC-Mesa Marketing Inc.
               was  $10,572.  This  merger  was  treated  as  a  purchase.   The
               Allocation is as set forth:

                      Fixed Assets                            16,902.75
                      Loans Advances                           6,798.58
                      Prepaid Expenses                         3,634.07
                      Investment                               3,165.72

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 13 - BUSINESS COMBINATIONS

               The following values were assigned to the assets and liabilities acquired:

                        Cash                                   3,769
                        Property and equipment                 5,670
                        Deposits                               1,000
                        Other receivable                      16,066
                        Accounts payable                     (26,942)
                        Notes payable                        (28,493)
                        Investment                           (22,251)
                        Goodwill                              76,181
                                                             -------
                        Common Stock Issued                  $25,000
                                                             =======

               The  following  summarized  pro  forma  (unaudited)   information
               assumes the acquisition had occurred on January 1, 1997:

                                                            1997
                                                        ----------
                   Net Sales                            $2,607,457
                                                        ==========

                   Net Income                           $   32,357
                                                        ==========


                   Pro forma basic earnings per share        .0023
                   Diluted earnings per share                .0023

               The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the Company acquired Mesa Marketing, Inc. at the beginning of the period presented or of the results to be achieved in the future.

               On November 21, 1997, Arc Communications Inc., a Florida based corporation was merged with and into a wholly owned subsidiary, Arc Communications Inc., a New Jersey corporation formerly known as Arc Slide Technology Ltd. in a tax free reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986. In exchange for each share of common stock in the
               Parent, the shareholders of the Parent received one share of common stock of the Subsidiary. The merger was accounted for as a pooling of interest, and accordingly, the accompanying financial statements include the accounts and operations of Arc Communications, Inc. a Florida corporation for all periods prior to merger. Prior to the merger, Arc Communications, Inc. a Florida corporation had no operations.

               On December 19, 1997, Arc Communications, Inc. acquired Navesink River Group, Inc. in a tax free reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986. Arc Communications, Inc. issued 100,000 of restricted common stock in exchange for all of the outstanding stock of Navesink River Group, Inc. The acquisition was accounted for as a pooling of interest, and accordingly, the accompanying financial statements for 1997 are based on the assumption that the companies were combined for all periods prior to the merger.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


               Summarized results of operations of the separate companies for the period from January 1,1997 to December 19,1997, the date of the acquisition, are as follows:

                                               Arc
                                         Communications,          Navesink River
                                               Inc.                Group, Inc.
                                         ---------------           ----------

               Net Sales                   $ 2,124,704             $ 208,637

               New Income                  $  (58,100)             $  61,278


               Following is a reconciliation of the amounts of net sales and net loss previously reported for 1996 with restated amounts.

                                                              Year Ended
                                                          December 31, 1996
                                                          -----------------

               Net Sales and Other Revenue:
                   As previously reported                       $ 1,205,805
                   Acquired company                                 320,382
                                                          -----------------
                   As restated                                  $ 1,526,187

               Net Loss:
                    As previously reported                       $ (218,944)
                                                                    (14,848)
                                                          -----------------
                    As restated                                  $ (233,792)

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 14 - MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

               Sales to several key customers, representing divisions of a single company, for the year ended December 31, 1998 and 1997 consisted of approximately 38.0% and 48.8%, respectively, of total sales. The aggregate accounts receivable balances at December 31, 1998 and 1997 for these major customers were $201,859 and $154,690, respectively.

               The Company maintains cash balances at several banks. At times, such cash balances may be in excess of the Federal Deposit Insurance Corporation insurance limit.


NOTE 15 - EMPLOYMENT AGREEMENTS

               Steven Meyer, President of the Company, entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

               Kenneth Meyer, Executive Vice President and Treasurer of the Company entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

               Ethel Kaplan, Secretary of the Company entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

               During 1997, the Company entered into employment agreements with several division managers effective for a period of four years. The employment agreements provide for incentive compensation generally determined in accordance with certain revenue goals established for each division.

               All   compensation   for  the  division   managers  is  based  on
               commissions. There is no base compensation.

                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

Financial Statements

     Consolidated Balance Sheets, March 31, 1999 and 1998

     Consolidated Statements of Operations for the Three Months
          Ended March 31, 1999 and 1998

     Consolidated Statements of Cash Flows for the Three Months
          Ended March 31, 1999 and 1998

     Notes to Consolidated Financial Statements

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                    UNAUDITED

                                     ASSETS

                                                                       March 31,    March 31,
                                                                         1999         1998
                                                                      ----------   ----------
CURRENT ASSETS
     Cash and cash equivalents                                        $  224,962   $  145,316
     Accounts Receivable - net of  Allowances for Doubtful Accounts
              of $65,000 and $20,000 respectively                        787,772      547,415
     Inventory                                                            15,765       13,387
     Prepaid expenses                                                      9,798       16,458
     Other receivables                                                       -0-        4,382
                                                                      ----------   ----------
              Total Current Assets                                     1,038.297      726,958
                                                                      ----------   ----------

PROPERTY AND EQUIPMENT - NET                                             375,755      496,833

OTHER ASSETS
     Goodwill - net                                                       84,188       94,413
     Security deposits                                                     9,410       13,310
     Intangible assets - net                                                 -0-      163,205
     Investment in affiliates                                                -0-      165,000
     Due from Related Party                                               20,943       69,495
     Officers Life                                                                        963
                                                                      ----------   ----------
              Total Other Assets                                         114,541      508,838
                                                                      ----------   ----------

TOTAL ASSETS                                                          $1,528,593   $1,730,177
                                                                      ==========   ==========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                    UNAUDITED
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Line of credit                                                         $   440,115    $   374,115
     Accounts Payable and Accrued Expenses                                      180,973        223,922
     Capitalized lease obligations - current portion                              4,645         12,205
                                                                            -----------    -----------
              Total Current Liabilities                                         625,733        610,242
                                                                            -----------    -----------

LONG-TERM LIABILITIES
     Capitalized lease obligations, less current portion                            -0-          5,951
     Deferred income taxes                                                          -0-            -0-
                                                                            -----------    -----------

              Total Long-Term Liabilities                                           -0-          5,951
                                                                            -----------    -----------

              Total Liabilities                                                 625,733        616,193
                                                                            -----------    -----------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock, $.20 par value, authorized 5,000,000 shares, issued
        and outstanding 750,000 in 1999 and -0- in 1998                         150,000            -0-
     Common stock, $.001 par value, authorized 45,000,000 shares, issued
        and outstanding 13,750,632 in 1999 and 13,553,132 in 1998                13,751         13,553
     Additional paid-in capital                                               1,352,566      1,223,365
     Retained earnings (accumulated deficit)                                   (613,457)      (122,934)
                                                                            -----------    -----------
              Total Stockholders' Equity                                        902,860      1,113,984
                                                                            -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 1,528,593    $ 1,730,177
                                                                            ===========    ===========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    UNAUDITED



                                                         March 31,    March 31,
                                                           1999         1998
                                                         ---------    ---------

NET SALES                                                $ 965,944    $ 601,843
                                                         ---------    ---------

COSTS AND EXPENSES
     Operating costs                                        67,405      131,256
                                                         ---------    ---------

     Gross Profit                                          898,539      470,587
                                                         ---------    ---------

     Selling, general and administrative                   614,067      641,821
     Depreciation and amortization                          35,934       49,554
                                                         ---------    ---------

              Total Costs and Expenses                     650,001      691,375
                                                         ---------    ---------



OPERATING INCOME (LOSS)                                    248,538     (220,788)
                                                         ---------    ---------



OTHER INCOME (EXPENSES)
     Interest income                                         2,889        4,804
     Interest expense                                      (11,847)      (3,360)
     Loss from investments in affiliates                       -0-          129
     Other Income                                            2,000          -0-
                                                         ---------    ---------

              Net Other Expense                             (6,958)       1,573
                                                         ---------    ---------



INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)
                                                           241,580     (219,215)

INCOME TAX PROVISION (BENEFIT)                                 -0-       24,113
                                                         ---------    ---------


NET INCOME (LOSS)                                        $ 241,580    $(195,102)
                                                         =========    =========

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE            $  0.0176    $ (0.0144)
                                                         =========    =========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    UNAUDITED


                                                                 March 31,    March 31,
                                                                   1999         1998
                                                                 ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                           $ 241,580    $(195,102)
                                                                 ---------    ---------
     Adjustments to reconcile net income or loss to net cash
        provided by operating activities:
              Depreciation and amortization                         35,934       49,554
              Loss from investments in affiliates                      -0-          129
              Deferred income taxes                                    -0-      (24,113)
    Increase (decrease) in cash from changes in:
        Accounts receivable                                       (251,934)    (129,801)
        Inventory                                                      -0-          -0-
        Prepaid expenses                                             1,424        3,676
        Other Receivables                                            6,000       18,668
        Due from related party                                      (1,035)       2,567
        Accounts payable and accrued expenses                      (56,548)    (148,989)
        Capitalized Lease Obligations                               (1,112)      (7,279)
        Deferred revenue                                               -0-       (1,000)
                                                                 ---------    ---------

              Total Adjustments                                   (267,271)    (236,588)
                                                                 ---------    ---------

              Net Cash Provided (Used) in Operating Activities     (25,691)    (431,690)
                                                                 ---------    ---------


CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures for property and equipment                       (13,040)     (12,604)
     Expenditures for intangible assets                                -0-          -0-
     Cash surrender value-officers' life insurance                     -0-       (1,719)
                                                                 ---------    ---------

              Net Cash Used in Investing Activities                (13,040)     (14,323)
                                                                 ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from notes payable                                    40,000      163,000
                                                                 ---------    ---------

              Net Cash Provided by Financing Activities             40,000      163,000
                                                                 ---------    ---------

NET INCREASE (DECREASE) IN CASH                                      1,269     (283,013)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     223,693      428,329
                                                                 ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $ 224,962    $ 145,316
                                                                 =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
     INFORMATION

     Cash paid for interest                                        $11,847    $   3,360
     Cash paid for income taxes                                        -0-          -0-

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    Unaudited

                                 MARCH 31, 1999




Basis of Presentation

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the Company's financial position and its results of operations and cash flows as of the dates and for the periods indicated.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed consolidated financial statements should be read in conjunction with the audited December 31, 1998 consolidated financial statements and related notes included in the Company's year end certified Financial Statement. The results of operations for the three months are not necessarily indicative of the operating results for the full year.

Amounts for the three months ended March 31,1998 have been reclassified to conform with the March 31,1999 presentation.